Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Commission File Number: 001-31305

Date: February 13, 2014

The following updated pages were posted on AMEC’s website, www.amec.com, on February 13, 2014:


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Firm offer
for Foster Wheeler

AMEC is a focused supplier of consultancy, engineering and project management services to its customers in the world's oil and gas, mining, clean energy, environment and infrastructure markets.



AMEC is an asset-light, cash generative business with a strong balance sheet and good growth prospects

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- **Results centre**
  - **Full-year results 2013**
  - IMS 19 November 2013
  - Half-year results 2013
  - IMS April 2013
  - Full-year results 2012
- Presentations
- Presentations library
- Report and accounts
- Online annual report 2012
- Consensus estimates
- Shareholder information
- Investor contacts
- Firm offer for Foster Wheeler

Full-year results 2013

AMEC announced its full-year results for the year ended 31 December 2013 on Thursday 13 February 2014.



Related links

- RNS announcement - Full-year results 2013
- Firm offer for Foster Wheeler

Business sustainability starts here... AMEC is committed to reducing its carbon footprint

Highlights

- Diluted EPS from continuing operations1 87.2 pence, up 11 per cent
  - Revenue £3,974 million, down 3 per cent on 2012
  - Underlying revenue, excluding incremental procurement, up 2 per cent
  - EBITA[2] £343 million, up 3 per cent
  - Margin[3] 8.6 per cent, up 40 basis points
- Operating cash flow[4] £341 million, up 9 per cent
  - Cash conversion 99 per cent[4]
- Record order book £4.1 billion, strong order intake
- Proposed dividend per share up 15 per cent, to 42.0 pence
- Firm offer for Foster Wheeler announced today

Chief Executive Samir Brikho said:

"AMEC continued to make good progress in 2013, with adjusted earnings per share up by 11 per cent and operating cash flow particularly strong.

"As expected, strong performances from our oil & gas businesses in UK North Sea and the Middle East and from US renewables offset weaker markets elsewhere.

"We continue to expect good underlying revenue growth in 2014, with ongoing strength in the conventional oil & gas and clean energy markets. As a mark of our continued confidence in the outlook and reflecting our strong cash generation, the board is recommending a 15 per cent increase in the dividend for the year.

"I am delighted we have announced separately this morning the firm offer for Foster Wheeler. The combination with Foster Wheeler is financially and strategically attractive. I believe it is a compelling proposition for our shareholders, customers and employees."

An interview with Samir Brikho, as well as materials relating to the announcement of AMEC's full-year results and offer for Foster Wheeler are available here

Investors

- Key facts
- Share price
- Regulatory news (RNS)
- Financial calendar
- Results centre
- Presentations
- Presentations library
- Report and accounts
- Online annual report 2012
- Consensus estimates
- Shareholder information
- Investor contacts
- Firm offer for Foster Wheeler

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Business sustainability starts here... AMEC is committed to reducing its carbon footprint



AMEC employs over 29,000 … worldwide

Firm offer for Foster Wheeler

DISCLAIMER – IMPORTANT

ELECTRONIC VERSIONS OF THE MATERIALS YOU ARE SEEKING TO ACCESS ARE BEING MADE AVAILABLE ON THIS WEBPAGE BY AMEC PLC ("AMEC") IN GOOD FAITH AND FOR INFORMATION PURPOSES ONLY.

These materials do not constitute an offer (including a tender offer or takeover offer) or a solicitation for a tender or purchase of securities in any jurisdiction.

In addition, these materials do not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction. In particular, these materials are not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom.

In connection with the proposed offer, AMEC expects to file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of AMEC and Foster Wheeler (the "prospectus/proxy statement"), and a Tender Offer statement on Schedule TO (the "Schedule TO"). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be delivered to Foster Wheeler, filed with the United States Securities and Exchange Commission (the "SEC") and mailed to Foster Wheeler shareholders.

Materials

All materials related to the possible offer for Foster Wheeler are filed with the SEC and can be found at www.sec.gov

The release, publication or distribution of these materials in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which these materials are released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS OF FOSTER WHEELER ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER.

The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC's website, www.sec.gov, after they have been filed.

Access to electronic versions of these materials is being made available on this webpage by AMEC in good faith and for information purposes only. Any person seeking access to this webpage represents and warrants to AMEC that they are doing so for information purposes only. Making press announcements and other documents available in electronic format does not constitute an offer to sell or the solicitation of an offer to buy securities in AMEC. Further, it does not constitute a recommendation by AMEC or any other party to sell or buy securities in AMEC.

The materials on this portion of the website may contain statements which constitute "forward-looking statements" about AMEC and Foster Wheeler. Such statements include, but are not limited to, statements with regard to the outcome of an offer, if made, any statements about potential cost synergies, revenue benefits or integration costs, statements regarding plans, objectives and expectations with respect to future operations, events and/or performance and all other statements other than historical facts. estimated synergies resulting from a transaction with Foster Wheeler and are generally identified by words such as "believe," "expect," "anticipate," "intend," "estimate," "will," "may," "continue," "should" and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of AMEC or Foster Wheeler. Actual results and developments may differ materially from those expressed or implied in such statements because of a number of factors. Forward-looking statements should, therefore, be construed in light of such factors and undue reliance should not be placed on forward-looking statements.

Other than in accordance with their legal and regulatory obligations (including, in the case of AMEC, under the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), neither AMEC nor Foster Wheeler is under any obligation and each of AMEC and Foster Wheeler expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Participants in the Solicitation

AMEC, Foster Wheeler and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed offer. Information about AMEC's directors and executive officers will be made available in the registration statement on Form F-4 when filed. Information about Foster Wheeler's directors and executive officers is available in its Form 10-K for the year ended December 31, 2012 dated March 1, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus/proxy statement and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the prospectus/proxy statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents using the sources indicated above.

Confirmation of understanding and acceptance of disclaimer

Electronic versions of these materials are not directed at or accessible by persons located in a jurisdiction where to do so would be unlawful.

I have read and understood the disclaimer set out above. I understand that it may affect my rights. I agree to be bound by its terms. By clicking on the "Agree" button, I confirm that I am permitted to proceed to electronic versions of these materials.

If, after accepting the terms of this disclaimer you experience problems accessing the materials, please contact Laura O'Neill on +44 (0)207 429 7512 or laura.oneill@amec.com

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AMEC employs **over 29,000** highly skilled people, providing expertise to our customers in some 40 countries worldwide

Firm offer for Foster Wheeler

This section of the website contains key documents and information relating to the potential acquisition of Foster Wheeler.

Document	Date of issue
Transcript of Q&A	Thursday 13 February 2014
Recording of webcast	Thursday 13 February 2014
Presentation: Full-year results 2013	Thursday 13 February 2014
Video: Interview with Samir Brikho	Thursday 13 February 2014
Formal offer announcement	Thursday 13 February 2014
RNS of Full-year results 2013	Thursday 13 February 2014
Transcript of call with newswires	Tuesday 14 January 2014
Transcript of call with journalists	Tuesday 14 January 2014
Transcript of call with analysts and investors	Tuesday 14 January 2014
RNS	Monday 13 January 2014
Media release	Monday 13 January 2014

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